SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MANOR CARE, INC.

(Name of Issuer)

MANOR CARE, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

2.125% Convertible Senior Notes Due 2023
(Title of Class of Securities)

(CUSIP Nos. 564055AD3 and 564055AE1)
(CUSIP Number of Class of Securities)

R. JEFFREY BIXLER
VICE PRESIDENT AND GENERAL COUNSEL
MANOR CARE, INC.
333 N. SUMMIT STREET
TOLEDO, OHIO 43604-2617
(419) 252-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Filing Person(s))

COPY TO:
MICHAEL D. LEVIN, ESQ.
LATHAM & WATKINS LLP
233 S. WACKER DRIVE, SUITE 5800
CHICAGO, ILLINOIS 60606
(312) 876-7700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$100,000,000	$12,670

*	Calculated solely for the purpose of determining the amount of the filing fee. The amount assumes the exchange of $100,000,000 aggregate principal amount of Manor Care Inc.’s 2.125% Convertible Senior Notes Due 2023 for Manor Care, Inc.’s 2.125% Convertible Senior Notes Due 2023.

**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

     This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Manor Care, Inc., a Delaware corporation (“Manor Care”) on November 3, 2004. This Amendment relates to the offer by Manor Care (i) to exchange $1,000 in principal amount of 2.125% Convertible Senior Notes due 2023 (the “New Notes”) and (ii) a one time cash payment (an “Exchange Fee”) equal to 0.25% of the principal amount of outstanding 2.125% Convertible Senior Notes due 2023 (the “Old Notes” and together with the New Notes, the “Notes”) for each $1,000 in principal amount of our outstanding Old Notes that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange dated November 3, 2004 (the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”), as each may be amended from time to time. The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to the Offer to Exchange is referred to herein as an “Offer.” This Amendment amends and supplements Schedule TO as set forth below. This Amendment is filed to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

     The information in the Offer to Exchange and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1, 4, 6, 7 AND 11.

     Items 1, 4, 6, 7 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

     (1) The first sentence in the boxed paragraph on page i (the cover page) of the Offer to Exchange is hereby amended to delete the words “Wednesday, December 1, 2004” and replace them with the following: “Thursday, December 2, 2004”.

     (2) The first sentence of the second paragraph on page i (the cover page) of the Offer to Exchange is hereby amended to delete the words “December 1, 2004” and replace them with the following: “December 2, 2004”.

     (3) The second sentence in the first full paragraph found on page v of the Offer to Exchange under the section entitled “Special Note Regarding Forward-Looking Statements” is hereby deleted.

     (4) The caption “Expiration Date” in the section entitled “Summary of the Offer to Exchange” on page 1 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

     Expiration Date...The Offer commenced on Wednesday, November 3, 2004 and will expire at 12:00 midnight, New York City time, on Thursday, December 2, 2004, unless extended by the Company in its sole discretion (the “Expiration Date”), subject to the right of the Company in its sole discretion and subject to applicable law, to terminate, withdraw or amend such Offer at any time as described in “The Offer to Exchange – Conditions to the Offer” on page 31 of this Offer to Exchange.

     (5) The sixth (6th) bullet point on page 29 of the Offer to Exchange under the section entitled “The Offer to Exchange – Terms of the Offer; Period for Tendering” is hereby amended and restated in its entirety as follows:

•	The Offer expires at 12:00 midnight, New York City time, on Thursday, December 2, 2004. We may, however, in our sole discretion, extend the period of time for which the Offer is open. References in this Offer to Exchange to the Expiration Date mean 12:00 midnight, New York City time, on Thursday, December 2, 2004 or, if extended by us, the latest date to which the Offer is extended.

     (6) The first sentence of the first (1st) bullet point on page 31 of the Offer to Exchange under the section entitled “The Offer to Exchange – Important Reservation of Rights Regarding the Offer” is hereby amended and restated in its entirety as follows:

     We also reserve the absolute right to waive any defects or irregularities or conditions of the Offer as to any particular Old Notes either before or after the Expiration Date.

     (7) The first sentence of the section entitled “The Offer to Exchange – Withdrawal of Tenders” on page 35 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

     You may withdraw your tender of Old Notes (i) at any time prior to 12:00 midnight, New York City time, on the Expiration Date, or any subsequent date to which we extend it; or (ii) if not exchanged for New Notes, after the expiration of 40 business days from the commencement of the Offer.

     (8) The second sentence of the third (3rd) paragraph under the section entitled “Where You Can Find More Information” on page 68 of the Offer to Exchange is hereby amended by deleting the clause “, and information that we file later with the SEC will automatically update and supersede this information”.

     (9) The final sentence of the third (3rd) paragraph under the section entitled “Where You Can Find More Information” on page 68 of the Offer to Exchange is hereby amended by deleting the following clause “and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of this Offer”.

ITEM 10. FINANCIAL STATEMENTS.

     (1) Item 10 (a)(4) of the Schedule TO is hereby amended and restated in its entirety as follows:

     As of September 30, 2004, the book value per share of Manor Care’s common stock is $11.21 per share of common stock.

     (2) After the final paragraph on page 27 of the Offer to Exchange under the section entitled “Ratio of Earnings to Fixed Charges”, the following shall be inserted as a new section entitled “Selected Financial Information”:

SELECTED FINANCIAL INFORMATION

     Set forth below is certain selected financial information relating to us for the periods indicated. The selected financial information (other than the ratio of earnings to fixed charges and book value per common share) set forth as of and for the years ended December 31, 2003 and 2002 has been excerpted or derived from the audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003. The selected financial information (other than the ratio of earnings to fixed charges and book value per common share) set forth as of and for the nine months ended September 30, 2004 and 2003 has been excerpted or derived from the unaudited financial statements set forth in our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2004 and 2003. In the opinion of management, the financial information as of and for the nine months ended September 30, 2004 and 2003 reflects all normal recurring adjustments considered necessary for a fair presentation. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. More comprehensive information is included in our most recent Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. The financial information that follows is qualified in its entirety by reference to such reports, which are incorporated into this Offer to Exchange by reference.

Summary Financial Information
(In thousands, except per share amounts and ratios)

	As of and for the		As of and for the
	nine months ended September 30,		year ended December 31,
	2004	2003	2003	2002
Results of operations
Revenues	$2,403,291	$2,242,385	$3,029,441	$2,905,448
Income before other income (expenses) and income taxes	222,865	150,049	219,531	213,715
Income before cumulative effect	120,300	81,086	119,007	131,864
Net income	120,300	81,086	119,007	130,550
Earnings per share – basic:
Income before cumulative effect	$1.38	$.90	$1.33	$1.34
Net income	1.38	.90	1.33	1.33
Earnings per share – diluted:
Income before cumulative effect	$1.35	$.89	$1.31	$1.33
Net income	1.35	.89	1.31	1.31

Balance sheet data
Current assets	$536,217	$558,050	$585,399	$510,817
Noncurrent assets	1,812,245	1,788,720	1,811,312	1,818,255
Current liabilities	418,596	398,742	387,502	641,864
Noncurrent liabilities	960,246	996,759	1,034,104	671,161

Other financial data
Ratio of earnings to fixed charges	4.6x	4.2x	4.4x	5.1x
Book value per common share	$11.21	$10.69	$10.95	$10.69

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(vi) Supplement to Offer to Exchange, dated November 19, 2004.

(a)(5)(iii) Press Release, dated November 19, 2004.

LETTER OF TRANSMITTAL

     (1) The first sentence in the boxed paragraph on page 1 (the cover page) of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

     THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 2, 2004, UNLESS EXTENDED BY US (THE “EXPIRATION DATE”).

     (2) The second to last paragraph on page 1 (the cover page) of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

     BEFORE COMPLETING THIS LETTER OF TRANSMITTAL, YOU SHOULD READ THE LETTER OF TRANSMITTAL, THE ACCOMPANYING INSTRUCTIONS AND THE OFFER TO EXCHANGE, DATED NOVEMBER 3, 2004, AS EACH MAY BE AMENDED OR SUPPLEMENTED, CAREFULLY.

     (3) The final paragraph on page 1 (the cover page) of the Letter of Transmittal is hereby deleted in its entirety.

NOTICE OF GUARANTEED DELIVERY

     The first sentence in the boxed paragraph on page 1 (the cover page) of the Notice of Guaranteed Delivery is hereby amended and restated in its entirety as follows:

     THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 2, 2004, UNLESS EXTENDED BY US (THE “EXPIRATION DATE”).

LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES.

     The first sentence in the boxed paragraph on page 1 of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and restated in its entirety as follows:

     THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 2, 2004, UNLESS EXTENDED BY US (THE “EXPIRATION DATE”).

LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES.

     The first sentence in the boxed paragraph on page 1 of the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and restated in its entirety as follows:

     THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 2, 2004, UNLESS EXTENDED BY US (THE “EXPIRATION DATE”).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2004	MANOR CARE, INC.
	By:	/s/ Geoffrey G. Meyers
Name: Geoffrey G. Meyers
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Exchange, dated November 3, 2004.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Stockholders, dated November 3, 2004.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Supplement to Offer to Exchange, dated November 19, 2004

(a)(5)(i)	Press Release, dated November 3, 2004.*

(a)(5)(ii)	Form of Summary Advertisement.*

(a)(5)(iii)	Press Release, dated November 19, 2004.

*	Previously filed.